Exhibit 1.02

Mitcham Industries, Inc.

Conflict Minerals Report

For The Calendar Year Ended December 31, 2013

This report for the calendar year ended December 31, 2013 is presented by Mitcham Industries, Inc. (the “Company”) to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). When used in this report, “Company,” “we,” “our,” and “us” refer to Mitcham Industries, Inc. and its consolidated subsidiaries, except where the context otherwise requires or as otherwise indicated.

The Rule was adopted by the Securities and Exchange Commission (the “SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. The Rule imposes certain obligations on SEC registrants whose manufactured products contain conflict minerals that are necessary to the functionality or production of their products. Conflict Minerals are defined as tin, tantalum, tungsten, and gold. These requirements apply to registrants whatever the geographic origin of the conflict minerals and whether or not the minerals fund armed conflict.

1. Company and Products Overview

Through our wholly-owned subsidiary, Seamap Pte Ltd, we design, manufacture and sell certain products for the marine seismic industry. These products are used by marine seismic contractors who conduct seismic surveys, primarily in the search for oil and gas. Our products contain components such as printed circuit boards, capacitors, connectors and stainless steel housings that may contain conflict minerals. Many of these components are standard “off-the-shelf” products manufactured and sold throughout the industry that we incorporate into our products.

2. Supply Chain Overview

Our supply chain is complex. The manufacturing processes for the above products require a large volume of components that we purchase from a number of contract manufacturers. Our procurement and use of the components discussed above is many levels removed from the actual mining and smelting of conflict minerals. Further, we do not purchase raw ore or unrefined conflict minerals and none of the components we buy are made in, or originate from the Covered Countries (as defined in the Rule). Because of our purchasing practices, we must rely upon our direct suppliers to provide information on the origin of any conflict minerals contained in the components supplied to us, including information about the sources of conflict minerals in any components we purchase.

3. Due Diligence Performed

This section describes the measures we have taken to exercise due diligence on the course and chain of custody of the conflict minerals.

A. Conflict Minerals Policy

The Company has adopted the Conflict Minerals Policy Statement set forth below, which governs the supply chain of conflict minerals from Covered Countries. The policy is publicly available in the Investor Relations – Corporate Governance portion of our website at www.mitchamindustries.com.

B. Country of Origin Inquiries with Supply Chain

We conducted an analysis of our products in order to determine whether any conflict minerals they may maintain originated in the DRC, the adjoining countries, or were from scraps or recycled sources. This effort included asking our suppliers to provide representations indicating where any conflict minerals originated. We concluded that conflict minerals can be found in some of the electronic components and materials supplied to us for inclusion in certain of our products. However, based on our reasonable country of origin inquiry, we could not reasonably conclude that any conflict minerals that may be in the components we buy either originated outside the DRC or outside an adjoining country, or were from recycled or scrap sources.

Tracing any conflict minerals back to their mine of origin is a complex process, involving multiple layers of suppliers and sub-tier suppliers. In order to manage the scope of this task, we must rely upon our direct suppliers to provide information on the origin of the conflict minerals contained in components and materials supplied to us, including sources of conflict minerals that are supplied to the our suppliers by their direct suppliers and their indirect sub-tier suppliers. We conducted a written survey with each of our direct suppliers of components or materials that we believe may contain conflict minerals. In conducting this survey we utilized the Electronic Industry Citizenship Coalition and Global e-Sustainability Reporting Template questionnaire.

More than half of the suppliers surveyed responded. Most returned the questionnaire we provided, but a few provided a letter in response. The results of this survey indicated the following:

•	A significant portion of our suppliers either provided an incomplete or inconclusive response or did not provide any response at all. Based on these results, we did not receive sufficient information to be able to formulate a reasonable conclusion as to whether any conflict minerals in our supply chain did not originate in the Covered Countries or were from recycled or scrap sources.

•	No supplier indicated that it has supplied parts or components to us containing conflict minerals from sources that support conflict in the Covered Countries.

We have determined in good faith that our conflict minerals procurement in the year ended December 31, 2013 are “DRC conflict undeterminable”, as defined by the Rule. This determination is based on the following factors:

•	The results of the survey described above;

•	The complexity of our supply chain;

•	We do not purchase conflict minerals directly from smelters;

•	We do not make purchases of raw ore or unrefined conflict minerals; and

•	We do not purchase conflict minerals directly from Covered Countries.

C. Risk Mitigation

The main risk we have identified is the lack of data generally and the quality of the data we have received regarding any conflict minerals in the components we acquire. In order to address this risk, we have (1) reached out to our suppliers through an integrated, internal team (engineering or purchasing and compliance), and (2) by educating our suppliers on the importance of buying conflict-free materials, including by referring them to training resources and working to promote participation in our surveys.